UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2020

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

UNDERWRITING AGREEMENT AND SUBSCRIPTION AGREEMENT

On September 3, 2020, ObsEva SA (the “Company”) entered into an underwriting and placement agency agreement (the “Underwriting Agreement”), pursuant to which H.C. Wainwright & Co., LLC, as underwriter, has agreed to purchase on a firm commitment basis an aggregate of 6,448,240 units at an effective price of $2.869 per unit, less underwriting discounts and commissions. Each unit is comprised of one common share (or pre-funded warrant to purchase one common share at an exercise price of CHF 1/13 per share) and one 15-month purchase warrant to purchase one common share at an exercise price of $3.43 per share. The gross proceeds to the Company from the underwritten offering are expected to be approximately $18.5 million, prior to deducting underwriting discounts and commissions and other offering expenses. In the event the 15-month purchase warrants are exercised in full, ObsEva expects to receive approximately $22.1 million in additional gross proceeds. The underwritten offering is expected to close on or about September 8, 2020, subject to the satisfaction of customary closing conditions.

In addition to the securities being sold in the underwritten offering, pursuant to a subscription agreement between the Company’s Chief Executive Officer and the Company (the “Subscription Agreement”), the Company’s Chief Executive Officer has agreed to purchase 516,352 units, with each unit comprised of one common share and one 15-month purchase warrant to purchase one common share at an exercise price of $3.43 per share, in a concurrent private placement, exempt from the registration requirements of the Securities Act of 1933, as amended pursuant to Regulation S promulgated thereunder, at a purchase price equal to $2.905 per unit, for aggregate gross proceeds of approximately $1.5 million, prior to deducting placement agent fees and other expenses. The private placement is expected to close during the course of the month of September 2020, subject to satisfaction of customary closing conditions.

The underwritten offering was made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-233069) declared effective on August 14, 2019, as supplemented by a prospectus supplement dated September 3, 2020, filed with the U.S. Securities and Exchange Commission on September 8, 2020.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and also agrees to indemnify the underwriter and the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriter may be required to make because of such liabilities. The foregoing is only a brief description of the terms of each of the Underwriting Agreement, the Subscription Agreement, the Form of Warrant, the Form of Pre-Funded Warrant and the Form of Private Warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement, the Subscription Agreement, the Form of Warrant, the Form of Pre-Funded Warrant and the Form of Private Warrant that are filed as Exhibits 1.1, 10.1, 4.1, 4.2 and 4.3, respectively, to this Form 6-K and incorporated by reference herein. The legal opinion of Lenz & Staehelin relating to the common shares and the warrant shares and the legal opinion of Cooley LLP relating to the 15-month purchase warrants and the pre-funded warrants are filed as Exhibit 5.1 and Exhibit 5.2, respectively, to this Form 6-K and incorporated by reference herein.

The Company has agreed to pay H.C. Wainwright & Co., LLC a commission equal to 6.0% of the gross proceeds raised in the underwritten offering and a cash fee equal to 4.0% of gross proceeds from the sale of the common shares and accompanying purchase warrants in the concurrent private placement.

On September 3, 2020, the Company issued a press release announcing the pricing of the underwritten offering and private placement. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

The information contained in this Form 6-K, including the exhibits hereto, but excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended (File No. 333-233069).

FORWARD-LOOKING STATEMENTS

Statements in this Form 6-K that are not strictly historical in nature, including statements regarding the Company’s expectations with respect to the closing of the offering, are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including market risks and uncertainties and risks relating to the satisfaction of customary closing conditions for an offering of securities. For a discussion of these and other factors, please refer to the risk factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 5, 2020 and the risk factors disclosed in the Company’s Report on Form 6-K filed with the SEC on August 6, 2020, and other filings the Company makes with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: September 8, 2020	By:	/s/ Ernest Loumaye
		Name	Ernest Loumaye
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting and Placement Agency Agreement, dated as of September 3, 2020, between the Company and H.C. Wainwright & Co., LLC.

4.1	Form of Warrant.

4.2	Form of Pre-Funded Warrant.

4.3	Form of Private Warrant.

5.1	Opinion of Lenz & Staehelin, Swiss counsel to registrant.

5.2	Opinion of Cooley LLP, U.S. counsel to the registrant

10.1	Subscription Agreement, dated as of September 3, 2020, between the Company and Ernest Loumaye, MD, Ph.D.

23.1	Consent of Lenz & Staehelin (included in Exhibit 5.1).

23.2	Consent of Cooley LLP (included in Exhibit 5.2)

99.1	Press Release dated September 3, 2020.